FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                For July 31, 2001


                                    Regus plc

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                     England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F  X       Form 40-F
                                     ---                ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes         No   X
                                     ---         ---

                                    Regus plc

                                INDEX TO EXHIBITS

ITEM

1.  Press release of Regus plc dated July 31, 2001.

                                    SIGNATURE





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                    Regus plc




Date: July 31, 2001                 By:    s/s Stephen Stamp
                                           -----------------
                                    Name:  Stephen Stamp
                                    Title: Group Finance Director

                                  PRESS RELEASE

        Embargoed until 12:00 noon BST, 7:00 am EST Tuesday 31 July 2001



                REGUS ANNOUNCES SECOND QUARTER OPERATING LOSS OF
              GBP 4.3 MILLION ON A 35 PER CENT INCREASE IN TURNOVER


Chertsey, UK, 31 July 2001, Regus plc, the international serviced office provider (LSE:RGU.L, NASDAQ:REGS), announces its preliminary results for the three months ended 30 June 2001.


Highlights:


                                     3 months ended                           Six months ended
                                  30 June 01     30 June 00                30 June 01      30 June 00

                                        GBPm           GBPm                      GBPm            GBPm
Turnover                               132.9           98.7       +35%          270.9           175.9       +54%

Centre contribution                     18.9           23.0       -18%           57.2            33.6       +70%

Operating profit/(loss)*               (4.3)            2.8      -7.1m            3.3           (4.2)      +7.5m


EPS (diluted) (p)*                     (2.2)          (0.6)      -1.6p          (1.4)           (2.6)      +1.2p
ADS (diluted) (c)*+                   (15.5)          (4.9)     -10.6c         (10.0)          (20.2)     +10.2c

Average GBP:$                           1.42           1.53                      1.43            1.57


* before exceptional items
+  based on UK GAAP


o Turnover up 35% for the quarter at GBP 132.9 million (including growth of 56% in the Americas region).

o Key metric, revenue per available workstation (REVPAW), from established centres decreased 2% over the same quarter of 2000 to GBP 2,162 (2000:
     GBP 2,198).

o Centre contribution fell 18% to GBP 18.9 million, representing a centre contribution margin of 14% (2000: 23%). On the same basis, centre contribution margin on established centres decreased 3% to 28%.

o In the three months, 34 new centres, including four joint venture centres but excluding franchises, were added and 9 centres were expanded with two centres closing. In aggregate this added 10,808 workstations to the Regus network and brought the total at 30 June 2001 to 382 centres and 84,012 workstations.

o Exceptional one-time charge of GBP 3.2 million in the quarter in connection with the aborted acquisition of Frontline Capital Group and HQ Global Workplaces

o Net cash inflow from operating activities of GBP 33.8 million in the year to date.



Enquiries:

Regus
Mark Dixon, Chief Executive              Today:            +44 20 8895 4000
Stephen Stamp, Group Finance Director    Thereafter:       +44  1932 895000

Financial Dynamics                       Tel:              +44 20 7831 3113
David Yates




THE "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES REFORM ACT OF 1995.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including but not limited to risks associated with the serviced office market, the long-term nature of the company's lease commitments, its growth ambitions, foreign exchange and other risks and uncertainties, including those detailed in the Form 20-F filed with the Securities and Exchange Commission.

REVIEW OF SECOND QUARTER 2001

The following table sets forth the Group's revenue, centre contribution and workstations (i.e. weighted average number of available workstations) by geographic region and by established centres vs. new centres:


                                                  (in GBP millions, except workstations)

                                         2000                                                2001
                   -------------------------------------------------    ------------------------------------------------
                                                         Centre                                               Centre
                     Revenue       Contribution       Workstations        Revenue       Contribution      Workstations


UK & Ireland              44.6              13.4             17,405            55.7             16.0             23,445
Rest of Europe
                          28.3               6.7             16,824            38.9              6.4             24,755
Americas                  19.0               2.5              9,202            29.7            (4.2)             21,799
Rest of World              6.8               0.4              4,255             8.6              0.7              5,250
                    -----------    --------------     --------------    ------------    -------------    ---------------
                          98.7              23.0             47,686           132.9             18.9             75,249
                   ------------    --------------     --------------    ------------    -------------    ---------------



Established
centres*                  50.3              15.6             22,882            92.5             25.7             42,791
New centres               48.4               7.4             24,804            40.4            (6.8)             32,458
                   ------------    --------------     --------------    ------------    -------------    ---------------
                          98.7              23.0             47,686           132.9             18.9             75,249
                   ------------    --------------     --------------    ------------    -------------    ---------------


*Established centres are those open for 18 months or more at the period end, new centres are those open for less than 18 months at the period end.


Revenue

Regus' revenue on a global basis increased 35% to GBP 132.9 million in the second quarter 2001 from GBP 98.7 million in the second quarter 2000. The weighted average number of available workstations increased 58% to 75,249 from 47,686 in the same period. In the second quarter 2001 Regus opened 34 new centres including four joint venture centres and expanded nine centres.

Revenue from established centres increased 84% to GBP 92.5 million in the second quarter 2001 (2000: GBP 50.3 million). Revenue per workstation in Regus' established centres decreased to GBP 2,162 (2000: GBP 2,198) principally due to lower occupancy rates. Revenue from new centres decreased 17% to GBP 40.4 million (2000: GBP 48.4 million). Revenue per workstation in Regus' new centres decreased to GBP 1,245 (2000: GBP 1,951) reflecting the focus of the rollout program in the USA.

Revenue in the UK and Ireland increased 25% to GBP 55.7 million (2000: GBP 44.6 million). Revenue per workstation decreased to GBP 2,376 (2000: GBP 2,562). In the second quarter 2001, five new centres were opened in the UK and Ireland.

Revenue in the Rest of Europe increased 38% to GBP 38.9 million (2000: GBP 28.3 million). Revenue per workstation decreased to GBP 1,571 (2000: GBP 1,682). In the second quarter 2001, 12 new centres were added in the Rest of Europe including three from the Skyport/Satellite acquisition.

Revenue in the Americas increased 56% to GBP 29.7 million (2000: GBP 19.0 million). Revenue per workstation decreased to GBP 1,362 (2000: GBP 2,065). Regus opened 16 new centres in the Americas, including 12 in the US, of which one was a joint venture, one in Mexico and three joint venture centres in Canada.

Revenue in the Rest of the World increased 27% to GBP 8.6 million (2000: GBP 6.8 million). Revenue per workstation increased to GBP 1,638 (2000: GBP 1,598). One new centre was opened in Dubai.


Centre contribution

Centre contribution on a global basis decreased 18% to GBP 18.9 million in the second quarter 2001 (2000: GBP 23.0 million). Centre contribution from established centres increased 65% to GBP 25.7 million (2000: GBP 15.6 million) with the centre contribution margin from established centres decreasing to 28% (2000: 31%). Centre contribution from new centres fell to a negative GBP 6.8 million (2000: positive GBP 7.4 million) as a result of opening 34 new centres in the quarter compared to only 20 in the same quarter in 2000 as well as a slowing down in the market.

Centre contribution in the UK and Ireland increased 19% to GBP 16.0 million (2000: GBP 13.4 million). Centre contribution margin in the UK and Ireland decreased to 29% in the second quarter (2000: 30%).

In the Rest of Europe, centre contribution decreased 5% to GBP 6.4 million (2000: GBP 6.7 million). Centre contribution margin in the Rest of Europe decreased to 16% in the second quarter (2000: 24%). The Group added centres in Austria, Finland, France, Germany, The Netherlands, Norway and Sweden.

Centre contribution from the Americas decreased to a negative GBP 4.2 million from a positive GBP 2.5 million in 2000. A significant factor in this reversal is that in the second quarter of 2000 only 5 wholly owned centres were opened in the Americas region with the remaining four centres being 50:50 joint venture centres and thus not consolidated at a centre contribution level. Of the 16 new centres opened in the second quarter of 2001 only one centre was a non-consolidating 50:50 joint venture and so the opening losses attributable to the quarter were much higher.

Centre contribution in the Rest of the World improved to GBP 0.7 million from GBP 0.4 million in 2000.


Administrative expenses

Administrative expenses including goodwill amortisation increased 11% to GBP
21.7 million (2000: GBP 19.5 million) as a result of continued investment in sales, marketing and administrative infrastructure to support Regus' expanding network of centres. Overall, administrative expenses fell to 16% as a percentage of revenues compared to 20% in the second quarter of 2000. Sales and marketing costs increased 38% to GBP 14.2 million (2000: GBP 10.3 million) but stayed the same as a percentage of revenue at 10% (2000: 10%). Regional and central overheads decreased 18% to GBP 7.5 million (2000: GBP 9.2 million) and fell as a percentage of revenue to 6% (2000: 9%). Marketing costs in 2001 are expected to be weighted towards the first half, reflecting the planned schedule of new centre openings.


Liquidity and capital resources

Cash at bank and in hand at 30 June 2001 was GBP 108.8 million, down from GBP
169.8 million at 31 December 2000. Total bank indebtedness at 30 June 2001 was GBP 7.3 million compared to GBP 5.8 million at 31 December 2000. In addition, at 30 June 2001 the Group had outstanding finance lease obligations of GBP 39.1 million (31 December 2000: GBP 31.7 million).

Cash inflow from operating activities in the six months ended 30 June 2001 was GBP 33.8 million. The group paid GBP 0.7 million interest (net), GBP 4.6 million was paid in tax and GBP 73.8 million in capital expenditure. A further GBP 5.8 million was used in acquisitions and GBP 1.1 million was invested in joint ventures.


Investment in own shares

At 30 June 2001, the Regus Employee Trust held 18,120,670 shares in Regus plc which were stated at a cost of GBP 45.2 million in the Regus balance sheet. The market values of the shares on 30 June 2001 and at the close of business on Monday 30 July were GBP 29.0 million and GBP 7.2 million respectively. Had the Regus Employee Trust shares been stated at market value on 30 June 2001 or 30 July 2001, a write-down of GBP 16.2 million or GBP 38.0 million respectively would have been charged to profit and loss.

In view of the recently issued Trading Statement and the consequent impact on Regus' stock price, the Directors will be examining the carrying value of the investment in own shares during the third and fourth quarters of 2001 with a view to establishing whether or not there has been an impairment as defined by UK GAAP in the carrying value of that investment. To the extent that the Directors determine that there has been an impairment and a write-down is required, it is expected that any such charge will be treated as an exceptional item.


Directors' share dealings

Maxon Investments BV, a company owned by Mark Dixon, intends to acquire 4,399,594 Regus shares at 39.5p each from Theatre Acquisitions LLC, a company controlled by Roger Orf, a non-executive director of Regus. Following completion of the transaction, Maxon's holding will increase to 359,728,880 Regus shares, representing approximately 61.9% of the issued share capital and Theatre Acquisitions' holding will be reduced to nil.


Outlook

The Group issued a Trading Statement on 3 July 2001. The Trading Statement incorporated revised expectations for turnover and operating profit before exceptional items for 2001. Whilst the Board has no reason to revise these expectations, the trading environment remains uncertain, particularly in North America, the UK, the Benelux countries and Germany.

Regus Plc
Consolidated Profit & Loss Account
For the 3 months and 6 months ended 30 June 2001 and 30 June 2000


                                                                3 months            3 months            6 months          6 months
                                                                   ended               ended               ended             ended
                                                              30 June 01          30 June 00          30 June 01        30 June 00
                                                             (unaudited)         (unaudited)         (unaudited)         (audited)
                                                                 GBP'000             GBP'000             GBP'000           GBP'000

Turnover (including share of joint ventures)                     135,860             100,048             277,043           177,521

Less: Share of turnover of joint ventures                        (2,925)             (1,330)             (6,189)           (1,594)

                                                         ----------------    ----------------    ----------------    --------------
Turnover                                                         132,935              98,718             270,854           175,927

Cost of sales (centre costs)                                   (114,067)            (75,746)           (213,666)         (142,368)

                                                         ----------------    ----------------    ----------------    --------------
Gross profit (centre contribution)                                18,868              22,972              57,188            33,559

-------------------------------------------------------- ---------------- -- ---------------- -- ---------------- -- --------------
| Administration expenses before goodwill amortisation           (21,618)            (19,475)            (51,377)          (36,469)|
| and exceptional items                                                                                                            |
|                                                                                                                                  |
| Goodwill amortisation                                             (114)                   -               (114)                - |
|                                                                                                                                  |
| Exceptional items                                               (3,245)                   -             (3,245)                - |
-------------------------------------------------------- ---------------- -- ---------------- -- ---------------- -- --------------
Administration expenses after goodwill amortisation             (24,977)            (19,475)            (54,736)          (36,469)
and exceptional items

                                                         ----------------    ----------------    ----------------    --------------
Group operating (loss)/profit                                    (6,109)               3,497               2,452           (2,910)

Share of operating loss in joint ventures                        (1,440)               (746)             (2,399)           (1,332)

                                                         ----------------    ----------------    ----------------    --------------
Total operating (loss)/profit: Group and share of
joint ventures                                                   (7,549)               2,751                  53           (4,242)

Net interest receivable/(payable)
- Group                                                             (42)             (2,293)                 866           (4,458)
- Joint ventures                                                    (48)                   -               (109)                 -

                                                         ----------------    ----------------    ----------------    --------------
Loss on ordinary activities before tax                           (7,639)                 458                 810           (8,700)

Tax on loss on ordinary activities                               (7,938)             (3,567)            (11,917)           (3,908)

                                                         ----------------    ----------------    ----------------    --------------
Loss on ordinary activities after tax                           (15,577)             (3,109)            (11,107)          (12,608)

Minority interests (equity)                                          783                  40                 938               192

                                                         ----------------    ----------------    ----------------    --------------
Retained loss for the period                                    (14,794)             (3,069)            (10,169)          (12,416)
                                                         ================    ================    ================    ==============

(Loss) per ordinary share:
Basic (p)                                                          (2.6)               (0.6)               (1.8)             (2.6)
Diluted (p)                                                        (2.6)               (0.6)               (1.8)             (2.6)

Basic (p) (before exceptional items)                               (2.2)               (0.6)               (1.4)             (2.6)
Diluted (p) (before exceptional items)                             (2.2)               (0.6)               (1.4)             (2.6)


All results arose from continuing operations

Regus plc
Consolidated balance sheets
As at 30 June 2001 and 31 December 2000


                                                                                                    As at                As at
                                                                                                  30 June     31 December 2000
                                                                                                     2001            (audited)
                                                                                              (unaudited)
                                                                                                  GBP'000              GBP'000

Fixed assets
Intangible assets                                                                                   9,244                    -
Tangible assets                                                                                   252,891              193,453
Investments
Investments in own shares                                                                          45,207               47,021
Interest in joint ventures:
                                                                                          ----------------    -----------------
         Share of gross assets                                                                     13,261               13,601
         Share of gross liabilities                                                              (10,343)              (9,461)
                                                                                          ----------------    -----------------
                                                                                                    2,918                4,140

                                                                                          ----------------    -----------------
Total investments                                                                                  48,125               51,161

                                                                                          ----------------    -----------------
                                                                                                  310,260              244,614
                                                                                          ----------------    -----------------

Current assets
Stocks                                                                                                319                  279
Debtors: amounts falling due within one year                                                      131,822              129,677
Cash at bank and in hand                                                                          108,849              169,821
                                                                                          ----------------    -----------------
                                                                                                  240,990              299,777

Creditors: amounts falling due within one year                                                  (330,058)            (317,883)

                                                                                          ----------------    -----------------
Net current liabilities                                                                          (89,068)             (18,106)

                                                                                          ----------------    -----------------
Total assets less current liabilities                                                             221,192              226,508
                                                                                          ----------------    -----------------

Creditors: amounts falling due after more than one year                                          (26,806)             (23,050)

Provisions for liabilities and charges                                                              (794)                (794)

                                                                                          ----------------    -----------------
Net assets                                                                                        193,592              202,664
                                                                                          ================    =================


Capital and reserves
Called up share capital                                                                            29,103               29,034
Share premium account                                                                             283,182              279,858
Other reserves                                                                                        598                  615
Profit and loss account                                                                         (118,740)            (106,417)

                                                                                          ----------------    -----------------
Equity shareholders' funds                                                                        194,143              203,090

Equity minority interests                                                                           (551)                (426)

                                                                                          ----------------    -----------------
                                                                                                  193,592              202,664
                                                                                          ================    =================

Regus plc
Consolidated cash flow statement
For the six months ended 30 June 2001 and 30 June 2000


                                                                                                   6 months             6 months
                                                                                                      ended                ended
                                                                                                 30 June 01           30 June 00
                                                                                                (unaudited)            (audited)
                                                                                                    GBP'000              GBP'000


Cash inflow from continuing operating activities
Net cash inflow                                                                                      33,750               38,158
                                                                                           -----------------    -----------------


Returns on investments and servicing of finance
Interest received                                                                                     2,948                1,173
Interest paid                                                                                       (2,025)              (4,321)
Interest paid on finance leases                                                                     (1,634)              (1,284)

                                                                                           -----------------    -----------------
                                                                                                      (711)              (4,432)
                                                                                           -----------------    -----------------

Taxation
Tax paid                                                                                            (4,638)                (245)

                                                                                           -----------------    -----------------
                                                                                                    (4,638)                (245)
                                                                                           -----------------    -----------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                                  (73,845)             (36,082)
Sale of tangible fixed assets                                                                            18                  284

                                                                                           -----------------    -----------------
                                                                                                   (73,827)             (35,798)
                                                                                           -----------------    -----------------

Acquisitions and disposals
Purchase of subsidiary undertakings                                                                 (5,835)                    -
Investments in joint ventures                                                                       (1,093)              (3,789)

                                                                                           -----------------    -----------------
                                                                                                    (6,928)              (3,789)
                                                                                           -----------------    -----------------

Cash (outflow) before management of liquid resources and financing                                 (52,354)              (6,106)

Management of liquid resources                                                                       58,527                7,780

Financing                                                                                           (9,711)                2,035

                                                                                           -----------------    -----------------
(Decrease)/Increase in cash in the period                                                           (3,538)                3,709
                                                                                           =================    =================

Regus plc
Statement of total recognised gains and losses
For the six months ended 30 June 2001 and twelve months ended 31 December 2000


                                                                                                   6 months            12 months
                                                                                                      ended                ended
                                                                                               30 June 2001     31 December 2000
                                                                                                (unaudited)            (audited)
                                                                                                    GBP'000              GBP'000

Retained (loss) for the financial period                                                           (10,169)             (13,530)

Pre-acquisition profits                                                                                  50                    -

Currency translation differences                                                                    (1,909)                2,675

Tax charge on exchange differences                                                                    (295)                (872)

                                                                                            ----------------    -----------------
Total recognised (losses) for the period                                                           (12,323)             (11,727)
                                                                                            ================    =================





Reconciliation of movements in Group shareholders' funds


                                                                                                   6 months            12 months
                                                                                                      ended                ended
                                                                                                    30 June          31 December
                                                                                                       2001                 2000
                                                                                                (unaudited)            (audited)
                                                                                                    GBP'000              GBP'000
Retained (loss) for the financial period                                                           (10,169)             (13,530)

Pre-acquisition profits                                                                                  50                    -

Ordinary shares issued / (issue costs)                                                                3,393              238,548

Currency translation differences                                                                    (1,926)                2,675

Tax charge on exchange differences                                                                    (295)                (872)

                                                                                            ----------------    -----------------
Net (decrease)/increase in shareholders' funds                                                      (8,947)              226,821

Shareholders' funds/(deficit) at 1 January                                                          203,090             (23,731)

                                                                                            ----------------    -----------------
Shareholders' funds at period end                                                                   194,143              203,090
                                                                                            ================    =================


Notes


1.       Segmental reporting

Turnover:



                                                                Three months ended                    Six months ended
                                                                     30 June                               30 June
                                                                   2001             2000               2001                 2000
                                                                GBP'000          GBP'000            GBP'000              GBP'000

UK & Ireland                                                     55,956           44,636            115,380               80,765
Rest of Europe                                                   38,886           28,278             78,366               52,412
Americas                                                         32,436           20,376             66,227               32,968
Rest of World                                                     8,582            6,758             17,070               11,376
                                                          --------------    -------------    ---------------    -----------------
                                                                135,860          100,048            277,043              177,521
                                                          --------------    -------------    ---------------    -----------------

Total Group                                                     132,935           98,718            270,854              175,927
Total joint ventures                                              2,925            1,330              6,189                1,594




(Loss)/Profit before interest and tax:


                                                                Three months ended                    Six months ended
                                                                     30 June                               30 June
                                                                   2001             2000               2001                 2000
                                                                GBP'000          GBP'000            GBP'000              GBP'000

UK & Ireland                                                     11,272            8,052             25,934               11,971
Rest of Europe                                                      579              617              2,129                (442)
Americas                                                       (12,730)          (4,369)           (17,822)             (10,420)
Rest of World                                                   (1,272)          (1,695)            (3,362)              (5,281)
Other office costs                                              (2,153)              146            (3,581)                 (70)
Exceptional item                                                (3,245)                -            (3,245)                    -

                                                          --------------    -------------    ---------------    -----------------
                                                                (7,549)            2,751                 53              (4,242)
                                                          --------------    -------------    ---------------    -----------------

Total Group                                                     (6,109)            3,497              2,452              (2,910)
Total joint ventures                                            (1,440)            (746)            (2,399)              (1,332)


2.       Loss per share

Loss per share after exceptional items is based upon losses for the three months ended 30 June 2001 and 2000 of GBP (14,794,000) and GBP (3,069,000)
respectively. Loss per share before exceptional items is based on losses for the three months ended 30 June 2001 of GBP (12,523,000) after adjusting for tax of GBP 974,000 on the exceptional item. Losses per share are calculated using the following weighted average numbers of shares:




                                                               Three months ended                    Six months ended
                                                                     30 June                             30 June
                                                                  2001              2000               2001               2000
                                                                 000's             000's              000's              000's

Ordinary shares
- basic                                                        563,593           481,222            563,077            481,222
Ordinary shares
- fully diluted                                                573,120           481,222            574,539            481,222





3. (a)   Reconciliation of operating profit to net cash inflow from operating activities


                                                                                                 Six months           Six months
                                                                                                      ended                ended
                                                                                                 30 June 01           30 June 00
                                                                                                (unaudited)            (audited)
                                                                                                    GBP'000              GBP'000
Continuing operations
Operating profit/(loss)                                                                               2,452              (2,910)
Depreciation charge                                                                                  31,097               17,322
Goodwill amortisation                                                                                   114                    -
Loss on disposal of fixed assets                                                                          8                   57
(Increase) in stocks                                                                                   (33)                  (8)
(Increase) in debtors                                                                               (3,716)             (30,045)
Increase in creditors                                                                                 3,828               53,742

                                                                                            ----------------    -----------------
Net cash inflow from continuing operations                                                           33,750               38,158
                                                                                            ================    =================


3. (b)   Financing and management of liquid resources


                                                                                                 Six months           Six months
                                                                                                      ended                ended
                                                                                                 30 June 01           30 June 00
                                                                                                (unaudited)            (audited)

                                                                                                    GBP'000              GBP'000
Management of liquid resources

New cash deposits                                                                                   (8,703)                (422)
Repayment of cash deposits                                                                           67,230                8,202

                                                                                            ----------------    -----------------
                                                                                                     58,527                7,780
                                                                                            ================    =================

Financing
New loans                                                                                             1,586               13,242
Repayment of loans                                                                                  (3,355)              (5,169)
Payment of principal under finance leases                                                           (7,850)              (6,038)
Issue costs                                                                                            (92)                    -

                                                                                            ----------------    -----------------
                                                                                                    (9,711)                2,035
                                                                                            ================    =================


3. (c)   Reconciliation of net cash flow to movement in net funds/(borrowings)


                                                                                                 Six months           Six months
                                                                                                      ended                ended
                                                                                                 30 June 01           30 June 00
                                                                                                (unaudited)            (audited)
                                                                                                    GBP'000              GBP'000

(Decrease)/increase in cash in the period                                                           (3,538)                3,709
Cash outflow/(inflow) from change in borrowings and finance leases                                    9,619              (2,035)
Cash (inflow) from decrease in liquid resources                                                    (58,527)              (7,780)

                                                                                            ----------------    -----------------
Change in net funds/borrowings from cash flows                                                     (52,446)              (6,106)

Acquisitions                                                                                          (627)                    -

Other non-cash items:
New finance leases                                                                                 (14,304)             (10,345)
Translation difference                                                                              (2,355)                   16

                                                                                            ----------------    -----------------
Movement in net funds/borrowings in the period                                                     (69,732)             (16,435)

Net funds/(borrowings) at 1 January                                                                 130,013             (59,902)

                                                                                            ----------------    -----------------
Net funds/(borrowings) at period end                                                                 60,281             (76,337)
                                                                                            ================    =================

3 (d)    Analysis of changes in net funds/(borrowings)


                                           At 1                                                                            At 30
                                        January                                        Non-cash          Exchange           June
                                           2001        Cashflow    Acquisitions         changes         movements           2001

                                        GBP'000         GBP'000       GBP'000           GBP'000           GBP'000        GBP'000

Cash at the bank and in hand             31,432         (1,308)           156                 -           (1,249)         29,031
Overdrafts                              (1,203)         (2,230)             -                 -                 5        (3,428)
                                    ------------    ------------   -----------    --------------    --------------    -----------
                                         30,229         (3,538)           156                 -           (1,244)         25,603

Debt due after 1 year                   (1,487)             117             -              (34)                49        (1,355)
Debt due within 1 year                  (5,354)            1652         (783)              (12)             (146)        (4,643)
Finance leases due after 1 year        (21,150)           5,400             -           (8,632)             (678)       (25,060)
Finance leases due within 1 year       (10,614)           2,450             -           (5,626)             (292)       (14,082)

                                    ------------    ------------   -----------    --------------    --------------    -----------
                                       (38,605)           9,619         (783)          (14,304)           (1,067)       (45,140)
Liquid resources                        138,389        (58,527)             -                 -              (44)         79,818

                                    ------------    ------------   -----------    --------------    --------------    -----------
                                        130,013        (52,446)         (627)          (14,304)           (2,355)         60,281
                                    ============    ============   ===========    ==============    ==============    ===========


Liquid resources comprise cash held on deposit.

Non-cash changes comprise new finance leases and reclassifications between categories.

4.       US GAAP reconciliation

The following is a summary of the adjustments to net loss and shareholders funds in accordance with US GAAP:


Net loss:
                                                                                                Three months ended 30 June
                                                                                                       2001               2000
                                                                                                    GBP'000            GBP'000

Net loss reported in accordance with UK GAAP                                                       (14,794)            (3,069)

US GAAP adjustments:
    Compensation expense related to options granted by shareholder                                        -            (6,836)
    Compensation expense related to other variable plan options                                       2,987              (616)
    Deferred taxes                                                                                      449              1,273

                                                                                            ----------------    ---------------
Net loss in accordance with US GAAP                                                                (11,358)            (9,248)
                                                                                            ----------------    ---------------


Shareholders' funds:
                                                                                                      As at                As at
                                                                                                    30 June     31 December 2000
                                                                                                       2001
                                                                                                    GBP'000              GBP'000

Shareholders' funds in accordance with UK GAAP                                                      194,143              203,090

US GAAP adjustments
    Compensation expense related to other variable plan options                                       9,896               10,778
    Deferred taxes                                                                                    2,483                1,902
    Employee share trust (investment in own shares)                                                (45,207)             (47,021)

                                                                                            ----------------    -----------------
Shareholders' funds in accordance with US GAAP                                                      161,315              168,749
                                                                                            ----------------    -----------------


Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to: the second quarter results for 2001. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.